Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report

Collection Period Ended 31-Jan-2026

Amounts in USD

Dates

Collection Period No.	37	
Collection Period (from... to)	1-Jan-2026	31-Jan-2026
Determination Date	12-Feb-2026	
Record Date	13-Feb-2026	
Distribution Date	17-Feb-2026	
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2026	17-Feb-2026 Actual/360 Days 33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jan-2026	15-Feb-2026 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	142,573,559.61	119,736,213.17	22,837,346.44	34.733607	0.182108
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**261,173,559.61**	**238,336,213.17**	**22,837,346.44**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	309,099,267.10	286,261,920.66			
Yield Supplement Overcollateralization Amount	200,704,831.25	26,897,860.43	24,609,112.36			
Pool Balance	**2,117,733,131.01**	**335,997,127.53**	**310,871,033.02**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	535,838.96	0.814964	23,373,185.40	35.548571
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$961,810.63**		**$23,799,157.07**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	23,278,267.46	(1) Total Servicing Fee	279,997.61
Interest Collections	1,527,009.27	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	467,345.54	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	653,694.90		
Purchase Amounts	308,140.80	(3) Interest Distributable Amount Class A Notes	961,810.63
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	81,681.06	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**26,316,139.03**	(6) Regular Principal Distributable Amount	22,837,346.44
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**26,316,139.03**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,236,984.35
		Total Distribution	**26,316,139.03**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	279,997.61	279,997.61	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	961,810.63	961,810.63	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	535,838.96	535,838.96	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	961,810.63	961,810.63	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	22,837,346.44	22,837,346.44	0.00
Aggregate Principal Distributable Amount	22,837,346.44	22,837,346.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,216.14
minus Net Investment Earnings	13,216.14
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,216.14
Net Investment Earnings on the Collection Account	68,464.92
Investment Earnings for the Collection Period	81,681.06

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	335,997,127.53	20,034
Principal Collections	15,900,262.66	
Principal Collections attributable to Full Pay-offs	7,378,004.80	
Principal Purchase Amounts	306,563.86	
Principal Gross Losses	1,541,263.19	
Pool Balance end of Collection Period	310,871,033.02	19,250
Pool Factor	14.68%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.38%
Weighted Average Number of Remaining Payments	54.32	23.03
Weighted Average Seasoning (months)	13.16	48.29

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	300,171,630.02	18,868	96.56%
31-60 Days Delinquent	7,985,720.73	302	2.57%
61-90 Days Delinquent	2,136,791.22	63	0.69%
91-120 Days Delinquent	576,891.05	17	0.19%
Total	310,871,033.02	19,250	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.873%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,541,263.19	61	94,056,666.26	2,716
Principal Net Liquidation Proceeds	465,775.43		31,930,578.30	
Principal Recoveries	629,768.71		30,472,819.96	
Principal Net Loss / (Gain)	445,719.05		31,653,268.00	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.654%
Prior Collection Period	(0.312%)
Second Prior Collection Period	1.101 %
Third Prior Collection Period	1.370 %
Four Month Average	0.953%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.495%
Average Net Loss / (Gain)	11,654.37

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.